

May 10, 2012

Via E-mail
Alejandro Cestero
Vice President, General Counsel and Secretary
Lufkin Industries, Inc.
601 South Raguet
Lufkin, TX 75904

> **Re:** **Lufkin Industries, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 000-02612**

Dear Mr. Cestero:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 11. Executive Compensation, page 67

1. We note that you have disclosed the amounts discussed in the first paragraph on page 25 of your proxy statement under the "Bonus" column in the summary compensation table on page 30 of your proxy statement. Please tell us how you determined that this element of your executive compensation should not be disclosed in the non-equity incentive plan compensation column of your summary compensation table, and that the threshold, target, and maximum amounts related to those awards should not be disclosed in the table required by Regulation S-K Item 402(d). Refer to your November 5, 2008 response to comment 8 from our letter dated October 23, 2008.

2. Please refer to your disclosure on pages 22 and 25 of your definitive proxy statement where you discuss bonuses paid to your named executive officers and the operating target on which such bonus was based. Please tell us, and revise future filings to clarify, how the amount of such bonuses were determined, including whether, and if so how, any

factors other than the operating target were considered in determining the amount of bonus to pay. In this regard, it is unclear how the percentage achievement of the operating target resulted in the amount of bonus you actually paid.

<u>Item 13. Certain Relationships, page 67</u>

3.   Please tell us how your disclosure in the second paragraph on page 36 of your proxy statement reflects your November 5, 2008 response to comment 9 from our letter dated October 23, 2008. To the extent it is necessary to provide additional disclosure in your future filings to provide the disclosure required by Regulation S-K Item 404(b), please provide us with draft disclosure reflecting your proposed future disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Louis Rambo at (202) 551-3289 or Geoff Kruczek at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director